UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2024
Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒  Form 40-F ☐

Mexico City, Mexico, February 12, 2024.- Grupo Televisa, S.A.B. (“Grupo Televisa”; NYSE:TV; BMV:TLEVISA CPO), informs that on the date hereof, the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) (“CNBV”) authorized the registration in the National Securities Registry (Registro Nacional de Valores) (“RNV”) of (i) the Series “A”, Series “B”, Series “D” and Series “L” nominative shares, without par value, representative of the capital stock (the “Ollamani Shares”) of Ollamani, S.A.B. (“Ollamani”), a new company incorporated as a result of Grupo Televisa’s spin-off (the “Spin-Off”); and (ii) the ordinary participation certificates (certificados de participación ordinarios) (“CPOs”) issued based on Ollamani Shares (“Ollamani CPOs”) by Nacional Financiera, S.N.C., Institución de Banca de Desarrollo, Dirección Fiduciaria (“Nafin”), as trustee of the irrevocable administration and issuance trust number 80785.

The Spanish-language information statement (“Folleto Informativo”) is available at www.bmv.com.mx and www.gob.mx/cnbv.

An information statement based on the Folleto Informativo will be furnished on Form 6-K (the “U.S. Information Statement”), for its exclusive use in the United States of America, and will be available at the U.S. Securities and Exchange Commission’s website at www.sec.gov. Please review the U.S. Information Statement for additional information regarding the effects of the Spin-Off on holders of GTV CPOs.

Holders of the Series “A”, Series “B”, Series “D” and Series “L” nominative shares, without par value, representative of the capital stock of Grupo Televisa (“GTV Shares”) will be entitled to receive, on February 20, 2024 (the “Distribution Date”), the following:

(a)	1 (one) Series “A” Ollamani Share for each Series “A” GTV Share they own;

(b)	1 (one) Series “B” Ollamani Share for each Series “B” GTV Share they own;

(c)	1 (one) Series “D” Ollamani Share for each Series “D” GTV Share they own; and

(d)	1 (one) Series “L” Ollamani Share for each Series “L” GTV Share they own;

Holders of GTV CPOs will be entitled to receive 1 (one) Ollamani CPO for every 20 (twenty) GTV CPOs they own.

Only holders of GTV Shares, as of February 19, 2024, will receive Ollamani Shares as a result of the Spin-Off.

Prior to the Distribution Date, there will be no separate certificates (títulos) for the Ollamani Shares; therefore, the right to receive such shares will be transferred together with the GTV Shares and no investor may purchase, acquire, sell, or transfer Ollamani Shares or GTV Shares separately.

In the case of GTV Shares deposited with S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. ("Indeval"), the distribution of Ollamani Shares will be made as of the Distribution Date in accordance with the applicable legal provisions.

With respect to the certificates (títulos) that, if any, are not deposited with Indeval, the distribution and delivery of the Ollamani Shares will be made in person, as of the Distribution Date, at the offices of Ollamani, located at Avenida Santa Fe 481, 10th and 11th floors, Col. 05349, Cuajimalpa de Morelos, Mexico City, Mexico, on business days and hours; it being understood that, in the latter case, shareholders must present their original GTV Share certificate(s), and provide Ollamani with a copy of their tax identification card issued by the Ministry of Finance and Public Credit (Secretaría de Hacienda y Crédito Público).

The Ollamani Shares and the Ollamani CPOs will be listed in the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V., “BMV”), and it is expected that:

•
The initial trading date of the Ollamani CPOs, under the ticker “AGUILAS.CPOs”, and the starting date for the exercise (fecha de inicio de ejercicio) of the GTV CPOs, at the adjusted price will be the Distribution Date.

To avoid significant variations in the price of the Ollamani CPOs and GTV CPOs, and to provide transparency to the Spin-Off process, Grupo Televisa has requested from the BMV that the opening market price of the Ollamani CPOs and GTV CPOs (the “Adjusted Price”), at the beginning of the auction session on the Distribution Date, be determined, in each case, by the market through a spin-off auction (subasta de escisión), which will be held in respect of the Ollamani CPOs and the GTV CPOs on the Distribution Date, in accordance with the methodology set forth in the Internal Regulations of the BMV. The Adjusted Price is expected to be determined considering the allocation price determined in the aforementioned auction.

•
Grupo Televisa will request from the Contraparte Central de Valores de México, S.A. de C.V., that the settlement corresponding to the transactions made with GTV CPOs dated February 16, 2024 and February 19, 2024, be settled on a 24 hour and same-day settlement cycle, respectively.

With the registration of the Ollamani Shares and the Ollamani CPOs in the RNV, its listing with the BMV and distribution, the Spin-Off process will conclude and Ollamani will begin operations in the securities market independently from Grupo Televisa.

About Televisa
Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico. Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns a majority interest in Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico, operating also in the Dominican Republic and Central America. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 50 countries through television networks, cable operators and over-the-top or “OTT” services. Televisa also has interests in magazine publishing and distribution, professional sports and live entertainment, and gaming.
Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445
Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx
Media Relations
Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Alejandra Garcia / Tel: (52 55) 4438 1205 / agarcial@televisa.com.mx

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B. (Registrant)

Dated: February 12, 2024	By:	/s/ Luis Alejandro Bustos Olivares

	Name:	Luis Alejandro Bustos Olivares

	Title:	Legal Vice President and General Counsel